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December 17, 2013

Via EDGAR and Hand Delivered

Correspondence Relating to Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn: Mr. Max A. Webb

Assistant Director

Re:	Marine Harvest ASA
Confidential Draft Registration Statement on Form 20-F
Submitted November 6, 2013
CIK No. 0001578526

Dear Mr. Webb:

On behalf of our client Marine Harvest ASA (the “Company,” or “Marine Harvest” ), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2013 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 20-F, CIK No. 0001578526, confidentially submitted to the Commission on November 6, 2013 (the “20-F Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the 20-F Registration Statement (the “Amendment”). For

the Staff’s convenience, we will deliver three copies of the Amendment marked to show all revisions to the 20-F Registration Statement since the initial confidential submission.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics below prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given to them in the Amendment. Unless otherwise stated, page references in the text of this letter correspond to pages and captions in the Amendment.

General

1.                                      Please define OECD and cost-in-box the first time they are used in the document

Response:

In response to the Staff’s comment, with respect to OECD, the Company has revised the disclosure accordingly. Please see page 46 of the Amendment. With respect to cost in box, the Company notes that this term is defined in the first instance it is used on page 20 of the Amendment.

2.                                      Please explain what the VAP Europe segment is the first time it is used in the document.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 22 of the Amendment.

Explanatory Note, page ii

3.                                      Please provide the most recent Norwegian Krone to U.S. Dollar exchange rate in the third paragraph of this section.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page ii of the Amendment.

4.                                      Please remove the last sentence of the fourth paragraph of this section.  It appears to disclaim information which you have said you believe is reliable and of which you have already described the limitations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page iii of the Amendment.

5.                                      We note your disclosure in the Industry Overview on page 43 that certain market and industry data provided by Kontali Analyse AS was prepared at your request.  Please file a consent from Kontali Analyse AS as an exhibit to your registration statement.  Please revise the citations to the market and industry data to include the full names of all reports.

Response:

The Company respectfully submits that it believes that a consent pursuant to Rule 436 is not required to be filed.  The Company advises the Staff that none of the market and industry data included in the 20-F Registration Statement, including the data cited to Kontali Analyse AS (“Kontali”), was commissioned by the Company for use in connection with the 20-F Registration Statement or any securities offering.

Specifically, the market data included on pages 45, 55, 57, 59 and 101 of the Amendment is made available to the public by Kontali by means of fee-based subscriptions that are used by investors and analysts covering the Company’s industry.

With respect to the data included on pages 44, 45, 46 and 56 of the Amendment, Kontali provided the Company with certain market information at the Company’s request, but such data was provided primarily for strategic planning and market intelligence purposes only. The Company has provided some of this data in the 20-F Registration Statement. However, the Company advises the Staff that Kontali was not commissioned to prepare any report in connection with the 20-F Registration Statement. Additionally, Kontali has provided this market data as an industry analyst and does not hold itself out as an “expert” for purposes of Rule 436 under the Securities Act of 1933 (the “Securities Act”).  Because Rule 436 only requires that the written consent of an “expert or counsel” be filed as an exhibit to the 20-F Registration Statement, the Company does not believe the filing of Kontali’s consent is required.

The Company has revised the disclosure on page iii of the Amendment to make clear that such report was not commissioned in connection with the 20-F Registration Statement.

Risk Factors, page 18

6.                                      Please delete the following sentences from the introductory paragraph: “The risks described below are not the only ones facing our company.  Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.”  This section should identify all known material risks and should not reference unknown or immaterial risks.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 18 of the Amendment.

By purchasing ADSs, holders will irrevocably submit to the jurisdiction, page 40

7.                                      It appears that the last sentence of this risk factor should be a separate risk factor.  Please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 40 of the Amendment.

Industry Overview, page 43

8.                                      We note that the data provided in the first paragraph dates back to 2010 and the data provided in the chart dates back to 2009.  Please provide more recent data if available.

Response:

The Company notes that the data in the first paragraph of page 43 and the data in the chart on page 43 are data for the year ended December 31, 2009, which is the most recent year for which such data are available. In response to the Staff’s comment, the Company has revised the disclosure to clarify that all data on page 43 of the Amendment is for the year ended December 31, 2009.

Business, page 61

Corporate Foundation, page 61

9.                                      Please identify the sources of the statistics regarding wild fish supply, harvest and catch per person and fish farming included in this section.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 61 and 62 of the Amendment which has been amended to state that the source of the statistics is the Food and Agricultural Organization.

Strengths, page 64

Our experienced management team and technicians, page 65

10.                               Please substantiate the claim that you are “the” technological leader in the industry or clarify that this is your belief.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to reflect that the Company “believes” that it is “a” technological leader in the industry. Please see page 65 of the Amendment.

Strategies, page 65

Maintain rigorous controls over our operations, page 65

11.                               Please substantiate the claim that you “deliver healthy, tasty and responsibly produced seafood” or clarify that this is your belief.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to reflect that it is the Company’s belief that it delivers healthy, tasty and responsibly produced seafood. Please see page 66 of the Amendment.

Lead sustainability and environmental movement, page 66

12.                               Please explain what you mean by the statement that you “achieved a position of leadership with regard to climate change data” you submitted to the global marketplace through the Carbon Disclosure Project.

Response:

The Company achieved a top position in the Carbon Disclosure Project’s (“CDP”) Nordic 260 Climate Disclosure Leadership Index (“CDLI”) in 2013. CDP is an organization that encourages companies to voluntarily disclose information related to climate change and the protection of natural resources. The CDLI is an index published by CDP measuring the level of public disclosure relating to climate change and the protection of natural resources. This index, compiled by First Carbon Solutions (a company that provides consulting, software and data management related to environmental sustainability) on behalf of CDP highlights those companies listed on Nordic stock exchanges that have displayed a proactive approach to the disclosure of information on climate change. The index is updated annually. According to CDP, high scores indicate the provision of robust climate data and a good understanding of climate change related issues affecting the company. These scores are communicated to investors and other decision makers in order to assess corporate preparedness for changing market demands relating to climate change and emissions regulation. The CDLI includes organizations with a score in the top 10% of the assessed companies from the Nordic 260 index. Marine Harvest took part in the assessment for the first time in 2013, and was awarded a place on the CDLI, along with 26 other organizations. The Company has revised the disclosure on page 66 of the Amendment to clarify that the Company is a leader with regard to climate change data.

Promote downstream integration, page 67

13.                               Please provide the basis for your claims that Morpol is the world’s largest secondary processor of salmon and that its fish processing plant in Ustka, Poland is the largest in the world.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 67 of the Amendment, which has been revised to provide that Morpol is the world’s largest secondary processor of salmon by volume of salmon produced in 2012, and that the fish processing plant in Poland is the largest in Europe based on processing capacity in 2012.

Processing, page 69

14.                               Please explain what you mean by “modified atmosphere packing” in the second paragraph on page 70.  Is this just packing in a vacuum?

Response:

In response to the Staff’s comment, the Company has revised the disclosure to reflect that “modified atmosphere packing” is a process by which atmospheric air is replaced with a preservative gas. This differs from vacuum packing, which involves only the removal of atmospheric air from the packaging prior to sealing. Please see page 71 of the Amendment.

Operating and Financial Review and Prospects, page 93

15.                               We note that certain tables, such as those presented on pages 96 and 97, set forth information by country of origin.  As indicated in the footnotes to these tables, the totals include amounts for corporate functions, your white halibut operations and items not related to salmon of a specific origin.  Please revise these tables to include line items for such amounts, and make similar revisions throughout the document to ensure that totals presented in tables equal the sum of the items shown in such tables.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 96, 97, 115, 127 and 138 of the Amendment.

Contractual Obligations, page 147

16.                               Please expand your contractual obligations table to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations.  You may determine the appropriate methodology to estimate the interest payments on your variable rate debt.  Your methodology and significant assumptions should be disclosed in a footnote to the table.  If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the significant terms of the obligations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 147 of the Amendment.

Critical Accounting Policies and Estimates, page 148

Biological Assets, page 148

17.                               We note that your valuation of biological assets utilizes internal assumption and estimates that are subject to change and require significant judgment.  In this regard, such changes could have a material impact on the results of operations.  As such, please provide a corresponding sensitivity analysis, in your discussion of critical accounting policies, for those inputs that are subject to volatility or change and that may have a material impact on your results of operations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to include a sensitivity analysis for the valuation of biological assets. Please see page 149 of the Amendment.

Outstanding Equity Awards to Certain Members of Management, page 158

18.                               Please provide the exercise prices for the options and units in this table.  Refer to Item 6.E.1 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 158 of the Amendment.

Major Shareholders and Related Party Transactions, page 159

19.                               Please provide the number of record holders in the United States.  Refer to Item 7.A.2 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 159 of the Amendment.

20.                               Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Geveran Trading Co. Ltd., Folketrygdfondet and State Street Global Advisors, Inc.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly, to reflect the individual or individuals who have voting and dispositive power with respect to the aforementioned shareholders. Please see page 160 of the Amendment. To the best of the Company’s knowledge, with respect to Geveran Trading Co. Ltd. (“Geveran”), the voting and dispositive power over the shares of the Company held by Geveran is held by trusts established by John Fredriksen for the benefit of his immediate family as disclosed in the 20-F Registration Statement. To the best of the Company’s knowledge, with respect to Folketrygdfondet, the voting and dispositive power over the shares held by Folketrygdfondet lies with the board of directors and management of that entity, under the direction of the Norwegian Ministry of Finance. Accordingly to publicly available information, State Street Global Advisors, Inc. is owned by State Street Corporation, which is a publicly held company. The Company has no further knowledge regarding the voting and dispositive power with respect to the shares held by State Street Global Advisors, Inc.

Certain Norwegian Tax Considerations, page 169

21.                               Please revise the section heading to clarify that the tax summary discusses material Norwegian tax consequences rather than “certain.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 170 of the Amendment.

U.S. Federal Income Tax Consequences, page 172

22.                               Please revise this section to clarify that the tax summary discusses material U.S. federal income tax consequences.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 173 of the Amendment.

American Depositary Shares, page 180

Fees and Expenses, page 183

23.                               Please provide the amount of the fees that may be charged.

Response:

The Company has not yet selected a depositary and thus fees have not yet been determined. The Company will submit an amended registration statement to the SEC after the depositary has been selected to reflect the fees that may be charged by the depositary and other relevant information relating to the depositary.

*                                         *                                         *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact me at +44 207 519  7183 or james.mcdonald@skadden.com.

Sincerely,

/s/ James. A. McDonald

James A. McDonald, Esq.
Partner

cc.                                 Securities and Exchange Commission, Division of Corporation Finance

Ada D. Sarmento

Juan Migone

David Humphrey

Marine Harvest ASA

Alf-Helge Aarskog

Ivan Vindheim